Exhibit 99.1
N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – February 19, 2009 – Talisman Energy Inc. has scheduled a conference call for investors, analysts and media on Thursday, March 5, 2009 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman’s year end results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its year end results the morning of March 5 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-732-6179 (North America) or
1-416-644-3421 (Local Toronto & International)

A replay of the conference call will be available at approximately 2:30 p.m. MST on Thursday, March 5 until 11:59 p.m. Thursday, March 12, 2009. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21293469# or
1-416-640-1917 (Local Toronto & International) passcode 21293469#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:  http://w.on24.com/r.htm?e=130822&s=1&k=A172BD8E4F6CA39E24DCD7DB7F5B5717

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate                                                                  Christopher J. LeGallais
& Investor Communications                                                                                     Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                              Phone:  403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                        E-mail:  tlm@talisman-energy.com

05-09